Exhibit 99.1

PART I FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of September 30, 2012, December 31, 2012 and September 30, 2013	3
Unaudited Condensed Consolidated Income Statements for the Three and Nine Months ended September 30, 2012 and September 30, 2013	4
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three and Nine Months ended September 30, 2012 and September 30, 2013	5
Unaudited Condensed Consolidated Cash Flow Statements for the Three and Nine Months ended September 30, 2012 and September 30, 2013	6
Notes to the Unaudited Condensed Consolidated Financial Statements	7

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

As of September 30, 2012, December 31, 2012 and September 30, 2013

		September 30,	December 31,	September 30,
	Note	2012	2012	2013
		(US dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$309,654	$520,401	$318,098
Restricted cash		310,309	279,843	275,244
Trade receivables		12,657	6,636	6,131
Flight equipment held for operating leases, net	5	8,045,708	7,261,899	8,013,835
Net investment in direct finance leases		22,426	21,350	32,536
Notes receivable	6	9,105	78,163	78,243
Prepayments on flight equipment	1	50,723	53,594	186,251
Investments		90,602	93,862	113,111
Intangibles		20,950	18,100	11,566
Inventory		6,506	—	—
Derivative assets	7	10,176	9,993	29,526
Deferred income taxes		83,678	79,726	65,251
Other assets	8	161,320	157,851	157,075
Total Assets		$9,133,814	$8,581,418	$9,286,867

Liabilities and Equity
Accounts payable		$406	$740	$821
Accrued expenses and other liabilities	9	92,315	91,951	100,454
Accrued maintenance liability		525,702	421,830	441,134
Lessee deposit liability		101,999	86,268	96,455
Debt	10	6,131,199	5,803,499	6,231,549
Deferred revenue		47,249	39,547	46,009
Derivative liabilities	7	16,885	14,677	8,520
Total Liabilities		6,915,755	6,458,512	6,924,942

Ordinary share capital, €0.01 par value (250,000,000 ordinary shares authorized, 113,720,642 ordinary shares issued and outstanding at September 30, 2013; 113,363,535 ordinary shares issued and outstanding at December 31, 2012; and 121,507,414 ordinary shares issued and outstanding at September 30, 2012)		1,278	1,193	1,197
Additional paid-in capital		1,029,593	927,617	932,813
Treasury stock		(1,300)	—	—
Accumulated other comprehensive loss		(10,927)	(14,401)	(10,124)
Accumulated retained earnings		1,196,476	1,207,629	1,434,416
Total AerCap Holdings N.V. shareholders’ equity	11	2,215,120	2,122,038	2,358,302
Non-controlling interest	11	2,939	868	3,623
Total Equity	11	2,218,059	2,122,906	2,361,925
Total Liabilities and Equity		$9,133,814	$8,581,418	$9,286,867

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Income Statements

For the Three and Nine Months Ended September 30, 2012 and 2013

		Three Months ended September 30,		Nine Months ended September 30,
	Note	2012	2013	2012	2013
		(US dollars in thousands except share and per share amounts)
Revenues
Lease revenue	15	$263,570	$258,005	$763,751	$714,614
Net gain on sale of assets		601	10,749	1,035	32,240
Management fee revenue		3,692	4,818	12,396	15,564
Interest revenue		405	1,297	1,351	4,161
Other revenue		1,250	4,503	1,764	5,653
Total Revenues		269,518	279,372	780,297	772,232
Expenses
Depreciation		93,364	87,460	275,479	248,999
Asset impairment		7,399	9,193	7,399	11,854
Interest on debt		66,097	63,654	223,718	169,342
Operating lease-in costs		1,592	—	4,494	550
Leasing expenses		23,314	5,529	59,657	30,775
Selling, general and administrative expenses	12, 13	22,284	23,398	60,330	67,661
Total Expenses		214,050	189,234	631,077	529,181
Income from continuing operations before income taxes and income of investments accounted for under the equity method		55,468	90,138	149,220	243,051
Provision for income taxes		(732)	(7,661)	(8,229)	(20,659)
Net income of investments accounted for under the equity method		1,907	3,042	8,369	7,150
Net income		$56,643	$85,519	$149,360	$229,542
Net loss (income) attributable to non-controlling interest		1,268	(1,871)	3,142	(2,755)
Net income attributable to AerCap Holdings N.V.		$57,911	$83,648	$152,502	$226,787

Basic earnings per share	14	$0.45	$0.74	$1.12	$2.00
Diluted earnings per share	14	$0.45	$0.73	$1.12	$1.98

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the Three and Nine Months Ended September 30, 2012 and 2013

	Three Months ended September 30,		Nine Months ended September 30,
	2012	2013	2012	2013
	(US dollars in thousands )

Net income attributable to AerCap Holdings N.V.	$57,911	$83,648	$152,502	$226,787

Other comprehensive income:
Net change in fair value of derivatives, net of tax of $74, $11, $345 and $(611), respectively	(516)	(77)	(2,414)	4,277

Total other comprehensive (loss) income :	(516)	(77)	(2,414)	4,277

Total comprehensive income	$57,395	$83,571	$150,088	$231,064

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Three and Nine Months Ended September 30, 2012 and 2013

	Three Months ended		Nine Months ended
	September 30,		September 30,
	2012	2013	2012	2013
	(US dollars in thousands)
Net income	$56,643	$85,519	$149,360	$229,542
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	93,364	87,460	275,479	248,999
Asset impairment	7,399	9,193	7,399	11,854
Amortization of debt issuance costs	6,765	6,441	44,306	22,340
Amortization of intangibles	2,875	1,921	8,727	6,534
Net gain on sale of assets	(601)	(10,749)	(1,035)	(32,240)
Mark-to-market of non-hedged derivatives	(972)	4,207	2,461	(9,600)
Deferred taxes	1,926	7,583	7,925	13,806
Share-based compensation	1,813	2,394	5,210	6,914
Changes in assets and liabilities:
Trade receivables and notes receivable, net	(6,294)	3,659	(499)	(115)
Inventories	661	—	7,447	—
Other assets and derivative assets	2,514	(5,869)	(3,284)	(16,305)
Other liabilities	19,034	3,004	9,545	6,116
Deferred revenue	2,469	3,305	(745)	6,462
Net cash provided by operating activities	187,596	198,068	512,296	494,307
Purchase of flight equipment	(193,556)	(282,724)	(678,231)	(1,550,574)
Proceeds from sale/disposal of assets	107,666	92,000	328,321	577,252
Prepayments on flight equipment	(11,469)	(35,788)	(29,931)	(156,273)
Capital contributions and repayments	—	(2,250)	—	(13,180)
Movement in restricted cash	(19,474)	(27,870)	(72,984)	4,599
Net cash used in investing activities	(116,833)	(256,632)	(452,825)	(1,138,176)
Issuance of debt	108,163	445,192	931,832	1,799,568
Repayment of debt	(202,056)	(238,800)	(912,113)	(1,375,452)
Debt issuance costs paid	(4,169)	(2,303)	(28,457)	(22,183)
Repurchase of shares	(154,695)	—	(217,414)	—
Maintenance payments received	31,575	29,142	103,850	74,960
Maintenance payments returned	(13,412)	(19,564)	(36,752)	(45,708)
Security deposits received	3,195	10,191	15,033	21,580
Security deposits returned	(3,619)	(4,540)	(14,941)	(11,057)
Net cash (used in) provided by financing activities	(235,018)	219,318	(158,962)	441,708
Net (decrease) increase in cash and cash equivalents	(164,255)	160,754	(99,491)	(202,161)
Effect of exchange rate changes	(342)	415	(1,936)	(142)
Cash and cash equivalents at beginning of period	474,251	156,929	411,081	520,401
Cash and cash equivalents at end of period	$309,654	$318,098	$309,654	$318,098

Supplemental cash flow information:
Interest paid, net of amounts capitalized	42,328	49,084	131,886	152,448
Taxes paid	69	91	1,502	4,961

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

1. General

The Company

We are an independent aircraft leasing company with $9.3 billion of total assets on our balance sheet mainly consisting of 231 owned aircraft. We are a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

These condensed consolidated financial statements include the accounts of AerCap Holdings N.V. and its subsidiaries (“AerCap” or the “Company”). AerCap Holdings N.V. is a Netherlands public limited liability company (“naamloze vennootschap or N.V.”) formed on July 10, 2006 for the purpose of acquiring all of the assets and liabilities of AerCap Holdings C.V. AerCap Holdings C.V. is a limited partnership (“commanditaire vennootschap”) formed under the laws of The Netherlands on June 27, 2005 for the purposes of acquiring the share capital, subordinated debt and senior debt of debis AirFinance B.V. (“AerCap B.V.”), which occurred on September 30, 2005 (the “2005 Acquisition”). In anticipation of our initial public offering, we changed our corporate structure from a Netherlands partnership to a Netherlands public limited liability company. This change was effected through the acquisition of all of the assets and liabilities of AerCap Holdings C.V. by AerCap Holdings N.V. on October 27, 2006. In accordance with ASC 805, “Business Combinations”, this acquisition was a transaction under ordinary control and accordingly, AerCap Holdings N.V. recognized the acquisition of the assets and liabilities of AerCap Holdings C.V. at their carrying values and no goodwill or other intangible assets were recognized.

Variable interest entities

AerDragon.  In May 2006, we signed a joint venture agreement with China Aviation Supplies Holding Company (“CAS”) and affiliates of Crédit Agricole Corporate and Investment Bank (“CA-CIB) establishing AerDragon (“AerDragon”). AerDragon consists of two companies, Dragon Aviation Leasing Company Limited (“Dragon”), based in Beijing with initial issued capital of $10.0 million and AerDragon Aviation Partners Limited (“AAPL”), based in Ireland with initial issued capital of $50.0 million. In June 2013 the issued capital of Dragon was reduced by $9.0 million with an aggregate payment of $9.0 million by Dragon to the Dragon shareholders. The issued capital of AAPL was increased to $120.0 million in 2010, to $130.0 million in 2011 and to $140.0 million in January 2013. In April 2013 the issued capital of AAPL was increased to $170.0 million. East Epoch Limited became a new shareholder in AAPL, acquiring $15.0 million of the issued capital, and CAS simultaneously acquired the balance ($15.0 million) of the capital issued in April 2013.  In August 2013 the issued share capital of AAPL was increased to $183.5 million. At September 30, 2013 AerDragon was 50% owned by CAS and 20.3% owned by each of us and CA-CIB and 9.4% owned by East Epoch Limited. Following receipt of the local Chinese approvals required for it to begin operations, AerDragon commenced operations in October 2006. We provide certain aircraft and accounting related services to the joint venture, and act as guarantor to the lenders of AerDragon related to debt secured by one aircraft which AerDragon purchased directly from us in 2007. This joint venture enhances our presence in the increasingly important Chinese market and our ability to lease our aircraft and engines throughout the entire Asia/Pacific region. As of September 30, 2013, we have not and do not plan to consolidate AerDragon’s financial results in our consolidated financial statements. AerDragon had 19 aircraft on lease to nine airlines as of  September 30, 2013, including one acquired from AerCap during the first quarter of 2013. In addition to the aircraft on lease, at September 30, 2013, AerDragon had four aircraft yet to be delivered including one A330 that AerDragon contracted to purchase from AerCap and three B737-800 aircraft for which purchase agreements were signed.

We have reassessed our ownership and have determined that AerDragon remains a variable interest entity. We further determined that we are not the primary beneficiary of AerDragon and accordingly, we account for our investment in AerDragon under the equity method of accounting. With the exception of the debt for which we act as guarantor, the obligations of AerDragon are non-recourse to us.

AerCap Partners I.  In June 2008, AerCap Partners I Holding Limited (“AerCap Partners I”), a 50% joint venture entered into between us and Deucalion Aviation Funds, acquired a portfolio of 19 aircraft from TUI Travel Group (“TUI”). The aircraft acquired were leased back to TUI for varying terms. Six Boeing 757-200 aircraft have since been sold, and 11 Boeing 737-800 and two Boeing 767-300ER remain in the portfolio. The aircraft portfolio was financed through a $425.7 million senior debt facility and $125.6 million of subordinated debt consisting of $62.8 million from us and $62.8 million from our joint venture partner. On the applicable maturity date under the senior debt facility, which for the first tranche is April 2015 and for the second tranche was April 2012, or, if earlier, in case of an AerCap insolvency, if the joint venture partners do not make additional subordinated capital available to the joint venture, AerCap can be required to purchase the aircraft from the joint venture for a price equal to the outstanding senior debt facility balance plus certain expenses and taxes related to the purchase. We have also entered into agreements to provide management and marketing services to AerCap Partners I.

The second tranche of senior debt, relating to two Boeing 767 aircraft, was refinanced in April 2012. As part of the refinancing, AerCap Partners 767 Limited (“AerCap Partners 767”) was incorporated. AerCap Partners 767 acquired two Boeing 767 aircraft from AerCap Partners I, and financed the acquisition with a $36.0 million senior debt facility and $30.9 million of subordinated debt consisting of $15.45 million from us and $15.45 million from our joint venture partner. $30.9 million of AerCap Partners I’s subordinated debt was redeemed upon sale of the two Boeing 767 aircraft to AerCap Partners 767.

We have determined that AerCap Partners I and AerCap Partners 767 are variable interest entities for which we are the primary beneficiary. As such, we have consolidated AerCap Partners I’s and AerCap Partners 767’s financial results in our consolidated financial statements.

Joint ventures with Waha.  In 2010, we entered into two joint ventures with Waha Capital PJSC, with us owning 50% in AerLift Leasing Jet Ltd. (“AerLift Jet”) and 40% in AerLift Leasing Ltd. (“AerLift”). AerLift Jet owned four CRJ aircraft, and AerLift owned nine aircraft as of September 30, 2013. We have determined that the joint ventures are variable interest entities. For AerLift Jet we are the primary beneficiary. As such, we consolidate the financial results of AerLift Jet in our consolidated financial statements. For AerLift we are not the primary beneficiary. As such, we do not consolidate the financial results of AerLift in our consolidated financial statements.

Other joint ventures.  In 2010, we entered into two 50% joint ventures with two separate joint venture partners. One of the joint ventures owned three A330 and the other three A320 aircraft. On June 1, 2011 we sold our 50% interest in the joint venture owning three A330 aircraft. We have determined that the remaining joint venture is a variable interest entity for which we are the primary beneficiary. As such, we consolidate the financial results of this joint venture in our consolidated financial statements.

As further discussed in Note 10, we hold equity and subordinated debt investments in Aircraft Lease Securitisation II Limited (“ALS II”) and AerFunding 1 Limited (“AerFunding”). ALS II and AerFunding are variable interest entities for which we are the primary beneficiary. As such, we consolidate the financial results of these entities in our consolidated financial statements.

We also have an economic interest in AerCo Limited (“AerCo”). AerCo is a variable interest entity for which we determined that we are not the primary beneficiary and accordingly we do not consolidate the financial results of AerCo in our consolidated financial statements. We have not assigned any value on our balance sheet for our investment in AerCo, because we do not expect to realize any value.

We guarantee debt obligations on behalf of joint venture entities in the total amount of $448.2 million as of September 30, 2013.

ALS Transaction

On November 14, 2012, we signed and completed an agreement with an entity incorporated at the direction of Guggenheim Partners, LLC (“Guggenheim”) for the sale of our equity interest in Aircraft Lease Securitisation Limited (“ALS”) by transferring 100% of our interest in the E-Notes, the equity securities issued by ALS, to Guggenheim. In addition, we obtained financing (the “ALS Coupon Liability”) in return for which we received a contingent asset (the “ALS Note Receivable”) with the substance of a structured note as described below. We continue to service ALS. The repayments of the ALS Coupon Liability are equal to an 8% coupon of the purchase price annually until the earlier of December 2016 or the month in which the senior securities issued by ALS, the G-Notes, are fully repaid.

The ALS Note Receivable will be received following the repayment of the G-Notes and is equal to a maximum of 20% of the portfolio cash flows on a pro-rata basis up to a cap which will be equal to the total ALS Coupon Liability. As a result of the transaction, we concluded that substantial risk of ownership was transferred to Guggenheim. The transaction thus resulted in the sale and deconsolidation of the ALS portfolio, which included 50 aircraft with a net book value of approximately $1.0 billion and debt of approximately $0.5 billion prior to the sale.

The transaction resulted in a loss, net of tax, of $54.6 million, which was recorded in net gain (loss) on sale of assets in the income statement of 2012. The loss includes a loss on book value, transaction expenses and a net loss due to the difference in present values of the ALS Coupon Liability and the ALS Note Receivable that were obtained as part of the transaction. The ALS Coupon Liability of $97.1 million was recorded as debt in our Consolidated Balance Sheets at fair value, using a discount rate of 5.5%. The corresponding ALS Note Receivable of $67.3 million, the contingent asset which is in substance a structured note, was recorded as a note receivable in our Consolidated Balance Sheets at fair value, using a discount rate of 6.8%. The subsequent measurement of both the ALS Coupon Liability and ALS Note Receivable follows the method of amortized cost based on retrospective effective interest rate. As of September 30, 2013, $77.5 million ALS Coupon Liability and $71.6 million ALS Note Receivable were outstanding.

LATAM Transaction

On May 29, 2013, we entered into a $2.6 billion purchase and leaseback agreement with LATAM Airlines Group (“LATAM”) for 25 widebody aircraft, with deliveries scheduled between 2013 and 2017. The aircraft consist of nine new Airbus A350-900s, four new Boeing 787-9s, and two new Boeing 787-8s from LATAM’s order backlog, and ten Airbus A330-200s with an average age of four years, which were delivered in June 2013. In accordance with ASC 805-50, we allocated the portfolio purchase price of $2.6 billion to individual aircraft acquired based on their relative fair values which were based on independent appraised values. As part of the transaction, we made payments of $659 million in June 2013, and allocated $577 million to flight equipment held for operating leases relating to the ten aircraft delivered, and accounted for the other $82 million as prepayments on flight equipment for the remaining 15 aircraft to be delivered.

Guggenheim Transaction

On June 27, 2013, we completed a transaction under which we sold eight Boeing 737-800 aircraft to ACSAL HOLDCO, LLC (“ACSAL”), an affiliate of Guggenheim Partners, LLC (“Guggenheim”). The aircraft are subject to long term leases to American Airlines. We will continue to service the Boeing 737-800 portfolio and retain 20% ownership of the equity position. Based on ASC 840 we concluded that we did not retain a substantial risk of ownership (less than 10% of the fair value of the assets sold) and therefore the assets were deconsolidated and a $10.5 million gain on sale was recognized.

We have assessed our ownership in ACSAL, and have determined that it is a variable interest entity. We further determined we are not the primary beneficiary of ACSAL and accordingly, we account for our investment in ACSAL under the equity method of accounting, in accordance with ASC 323.

2.  Basis for presentation

Our financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

We consolidate all companies in which we have a direct and indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary under ASC 810. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of variable interest entities, from the date that we are or become the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of variable interest entities, when we cease to be the primary beneficiary.

Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

The consolidated financial statements are stated in United States dollars, which is our functional currency.

Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2012. In the opinion of management, these interim financial statements, which have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, reflect all adjustments, which consisted only of normal recurring adjustments which were necessary to state fairly the results for the interim periods. The results of operations for the three and nine months ended September 30, 2013 are not necessarily indicative of those for a full fiscal year.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For us, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, intangibles, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Management considers information available from professional appraisers, where possible, to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

The Company reviews estimated useful life and residual value of aircraft periodically based on its knowledge to determine if they are appropriate and record adjustments on an aircraft by aircraft basis as necessary. In the nine months ended September 30, 2013 and September 30, 2012, we changed our estimates of useful lives and residual values of certain older aircraft. The change in estimates is a result of the current market conditions that have negatively affected the useful lives and residual values for such aircraft. The 2013 change in estimate caused the net income from continuing operations for the nine months ended September 30, 2013 to reduce by $5.4 million, or $0.05 basic and diluted earnings per share.

3.  Adoption of Recent Accounting Guidance

We adopted the following accounting standards during 2013:

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities in U.S. GAAP and IFRSs, to improve the comparability of financial statements prepared in accordance with U.S. GAAP and IFRS. Entities are required to disclose both gross information and net information about both (1) instruments and transactions eligible for offset in the statement of financial position in accordance with either Section 210-20-45 or Section 815-10-45 or (2) instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The amendments in this update require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this update. ASU 2011-11 is effective for interim and annual reporting periods beginning on or after January 1, 2013 and should be applied retrospectively. The adoption of ASU 2011-11 does not have a material impact on our consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which adds new disclosure requirements for items reclassified out of accumulated other comprehensive income (AOCI). This new standard is intended to help entities improve the transparency of changes in OCI and items reclassified out of AOCI in their financial statements. The new standard requires entities to disclosure additional information about reclassification adjustments, including (1) changes in AOCI balances by component and (2) significant items reclassified out of AOCI. The new disclosure requirements became effective for interim and annual periods beginning on January 1, 2013. The adoption of the new standard requires us to include additional disclosures for items reclassified out of AOCI when applicable.

4.  Fair value measurements

Under ASC 820, the Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below.

Where limited or no observable market data exists, fair value measurements for assets and liabilities are based primarily on management’s own estimates and are calculated based upon the Company’s pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability. Under ASC 820, there is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined by the ASC 820 hierarchy are as follows:

Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Level 3 — Unobservable inputs from the Company’s own assumptions about market risk developed based on the best information available, subject to cost benefit analysis. Inputs may include the Company’s own data.

When there are no observable comparables, inputs used to determine value are derived through extrapolation and interpolation and other Company-specific inputs such as projected financial data and the Company’s own views about the assumptions that market participants would use. The following table summarizes our financial assets and liabilities as of September 30, 2013 that we measured at fair value on a recurring basis by level within the fair value hierarchy. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	30-Sep-13	Level 1	Level 2	Level 3
Cash and cash equivalents	$318,098	$318,098	$—	$—
Restricted cash	275,244	275,244	—	—
Derivative assets	29,526	—	29,526	—
Derivative liabilities	(8,520)	—	(8,520)	—
	$614,348	$593,342	$21,006	$—

Our cash and cash equivalents, along with our restricted cash and cash equivalents balances, consists largely of money market securities that are considered to be highly liquid and easily tradable. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as level 1 within our fair value hierarchy. Our derivative assets and liabilities included in level 2 consist of United States dollar denominated interest rate swaps, caps and floors. Their fair values are determined by applying standard modeling techniques under the income approach to relevant market interest rates (cash rates, futures rates, swap rates) in effect at the period close to determine appropriate reset and discount rates. Changes in fair value are recognized immediately in income for those derivative assets and liabilities not subject to cash flow hedge accounting treatment.

As described in our Annual Report on Form 20-F for the year ended December 31, 2012 we also measure the fair value of certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include aircraft. We record aircraft at fair value when we determine the carrying value may not be recoverable, in accordance with ASC 360 and other accounting pronouncements requiring re-measurements at fair value. Fair value measurements for aircraft in impairment tests are based on level 3 inputs, which include the Company’s assumptions as to future cash proceeds from leasing and selling aircraft and third party aircraft valuations.

In the nine months ended September 30, 2013 we recognized an aggregated impairment charge of $11.9 million, primarily related to the redelivery of two older Boeing 737 aircraft and one older Boeing 747 freighter aircraft, which was triggered by the release of $9.9 million of maintenance reserves and the receipt of a $11.0 million end of lease maintenance payment upon redelivery.

Our financial instruments consist principally of restricted cash, derivatives, notes receivable, trade receivables, accounts payable and cash and cash equivalents.

The fair value of restricted cash, notes receivable, trade receivables, accounts payable and cash and cash equivalents approximates the carrying value of these financial instruments because of their short term nature. The fair values of our debt are estimated based on level 2 inputs using a discounted cash flow analysis, based on our current incremental borrowing rates for similar types of borrowing arrangements.

The carrying amounts and fair values of our most significant financial instruments at September 30, 2013 are as follows:

	September 30, 2013
	Book value	Fair value
Assets
Restricted cash	$275,244	$275,244
Derivative assets	29,526	29,526
Notes receivable	78,243	78,243
Cash and cash equivalents	318,098	318,098
	$701,111	$701,111
Liabilities
Debt	$6,231,549	$6,292,544
Derivative liabilities	8,520	8,520
	$6,240,069	$6,301,064

5.  Flight equipment held for operating leases, net

At September 30, 2013, 228 out of our 231 owned aircraft were on lease under operating leases to 73 lessees in 40 countries. The three aircraft off lease at September 30, 2013 are all subject to new lease agreements and expected to be back on lease in the fourth quarter of 2013. At September 30, 2013, we also owned seven engines. Movements in flight equipment held for operating leases during the periods presented were as follows:

	Nine Months ended	Twelve Months ended	Nine Months ended
	September 30, 2012	December 31, 2012	September 30, 2013
Net book value at beginning of period	$7,895,874	$7,895,874	$7,261,899
Additions	753,060	1,116,808	1,574,189
Depreciation	(274,230)	(355,697)	(248,295)
Impairment	(7,399)	(12,625)	(11,314)
Disposals	(321,597)	(1,376,461)	(529,754)
Transfers to direct finance leases/inventory	—	(6,000)	(32,890)
Net book value at end of period	$8,045,708	$7,261,899	$8,013,835
Accumulated depreciation/impairment at September 30, 2012, December 31, 2012 and September 30, 2013	$(1,305,574)	$(992,528)	$(1,241,219)

6.  Notes receivable

Notes receivable consist of the following:

	September 30,	December 31,	September 30,
	2012	2012	2013
Secured notes receivable	$9,105	$10,135	$6,666
ALS Note Receivable (1)	—	68,028	71,577
	$9,105	$78,163	$78,243

(1)                                 We obtained the ALS Note Receivable, with an effective interest of 6.8% per year. The receivable will accrue over time and payments on this note will start when the ALS Coupon Liability ends. For further details refer to the ALS Transaction as described in Note 1.

7.  Derivative assets and liabilities

The objective of our hedging policy is to adopt a risk adverse position with respect to changes in interest rates and foreign currencies. In the normal course of business we enter into a number of interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. Furthermore we enter into a number of foreign currency derivatives to hedge the current and future Euro-U.S. dollar exposure to our business. These derivative products can include interest rate swaps, caps, floors, options and forward contracts. As of September 30, 2013, we had interest rate swaps, caps and floors with a combined notional amount of $2.0 billion and a net fair value of $21.0 million. The fair value as of September 30, 2013 is recorded in the balance sheet as derivative assets of $29.5 million and derivative liabilities of $8.5 million. The variable benchmark interest rates associated with these instruments ranged from one to three-month U.S. dollar LIBOR.

We have not applied hedge accounting under ASC 815 to any of the above mentioned caps and floors. The change in fair value during the three months ended September 30, 2012 and 2013 was a gain of $1.0 million and a loss of $4.2 million, respectively.

As of September 30, 2013, we had five interest rate swaps, also mentioned above, for which we achieved cash flow hedge accounting treatment. The five interest rate swaps had a combined notional amount of $0.4 billion. The change in fair value related to the effective portion of these interest rate swaps is recorded, net of tax, in accumulated other comprehensive income.

8.  Other assets

Other assets consist of the following:

	September 30,	December 31,	September 30,
	2012	2012	2013
Debt issuance costs	$132,968	$133,352	$133,254
Other tangible fixed assets	2,739	2,482	2,350
Receivables from aircraft manufacturer	9,421	8,203	5,882
Prepaid expenses	6,523	4,690	5,328
Other receivables	9,669	9,124	10,261
	$161,320	$157,851	$157,075

9.  Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	September 30,	December 31,	September 30,
	2012	2012	2013
Accrued expenses	$31,377	$32,267	$37,420
Accrued interest	45,019	44,257	49,085
Lease deficiency	15,919	15,427	13,949
	$92,315	$91,951	$100,454

10.  Debt

Debt consists of the following:

	September 30,	December 31,	September 30,
	2012 (1)	2012 (1)	2013 (1)
ECA-guaranteed financings	$1,550,034	$1,675,387	$1,547,683
ALS I debt	515,058	—	—
ALS II debt	604,073	572,270	480,951
AerFunding revolving credit facility	544,065	538,024	857,373
Genesis securitization debt (GFL)	571,769	549,288	474,094
TUI portfolio acquisition facility	194,390	188,393	170,156
SkyFunding I and II facilities	387,557	507,475	603,744
Senior unsecured notes due 2017	300,000	300,000	300,000
Unsecured revolving credit facility	—	—	220,000
Subordinated debt joint ventures partners	64,280	64,280	64,280
Other debt (2)	1,399,973	1,408,382	1,513,268
	$6,131,199	$5,803,499	$6,231,549

(1)         As of September 30, 2013, we remain in compliance with the respective financial covenants across the Company’s various debt obligations.

(2)         Other debt as of December 31, 2012 and September 30, 2013 included $96.1 million and $77.5 million ALS Coupon Liability, respectively.

AerFunding revolving credit facility

General.     AerFunding 1 Limited (“AerFunding”) is a special purpose company incorporated with limited liability in Bermuda. The share capital of AerFunding is owned 95% by a charitable trust and 5% by AerCap Ireland. AerFunding is a consolidated subsidiary formed for the purpose of acquiring new and used aircraft assets.

On April 26, 2006, AerFunding entered into a non-recourse senior secured revolving credit facility in the aggregate amount of up to $1.0 billion with a syndicate of financial institutions and Deutsche Bank Trust Company Americas. The transaction was subsequently amended and restated in 2007, 2010, 2011 and 2012.

On May 10, 2013, the facility was amended to allow for an additional two year revolving period to June 2015, and a three year term-out period to June 2018. The maximum facility size was amended from $800.0 million to $1.1 billion. Credit Suisse AG acted as lead arranger and structuring agent on the transaction, and in addition, lenders to the transaction included Bank of America Merrill Lynch and RBC Capital Markets who acted as joint lead arrangers. Nomura and Citi acted as documentation agents, with the syndicate also including Scotiabank, BNP Paribas, ING Bank and Everbank Commercial Finance. In June 2013, the facility size was increased to $1.25 billion with an additional commitment provided by Royal Bank of Scotland, who also acted as a joint lead arranger.

In August 2013, the facility size was further increased to $1.30 billion with an additional commitment provided by HSBC, who also acted as a joint lead arranger.

Borrowings under the AerFunding revolving credit facility can be used to finance between 73.5% and 80.0% of the lower of the purchase price and the appraised value of the eligible aircraft. Eligible aircraft include the A320 family aircraft, Boeing 737-700, -800 and 900ER aircraft, Boeing 777, Boeing 787 aircraft, A330 aircraft and A350 aircraft. In addition, value enhancing expenditures are also funded by the lenders.

All borrowings under the AerFunding revolving credit facility are subject to the satisfaction of customary conditions and restrictions on the purchase of aircraft that would result in our portfolio becoming too highly concentrated, with regard to both aircraft type and geographical location. The borrowing period during which new advances may be made under the facility will expire on June 9, 2015.

As of September 30, 2013, we had $857.4 million of loans outstanding under the AerFunding revolving credit facility, relating to 29 aircraft.

Interest Rate.    Borrowings under the AerFunding revolving credit facility bear interest based on the Eurodollar rate plus the applicable margin. The following table sets forth the applicable margin for the borrowings under the AerFunding revolving credit facility during the periods specified:

Applicable Margin
Borrowing period (1)	2.75%
Period from June 10, 2015 to June 9, 2016	3.75%
Period from June 10, 2016 to June 9, 2017	4.25%
Period from June 10, 2017 to June 9, 2018	4.75%

(1) The borrowing period is until June 9, 2015, after which the loan converts to a term loan.

Additionally, we are subject to (a) a 0.50% fee on any unused portion of the loan commitment if the average facility utilization is greater than 50% during a period or (b) a 0.75% fee on any unused portion of the loan commitment if the average facility utilization is less than or equal to 50% during a period.

Payment Terms.    Interest on the loans is due on a monthly basis. Principal on the loans amortizes on a monthly basis to the extent funds are available. All outstanding principal not paid during the term is due on the maturity date.

Prepayment.    Advances under the AerFunding revolving credit facility may be prepaid without penalty upon notice, subject to certain conditions. Mandatory partial prepayments of borrowings under the AerFunding revolving credit facility are required:

•                  upon the sale of certain assets by a borrower, including any aircraft or aircraft engines financed or refinanced with proceeds from the AerFunding revolving credit facility;

•                  upon the occurrence of an event of loss with respect to an aircraft or aircraft engine financed with proceeds from the AerFunding revolving credit facility from the proceeds of insurance claims; and

•                  upon the securitization of any interests or leases with respect to aircraft or aircraft engines financed with proceeds from the AerFunding revolving credit facility.

Maturity Date.    The maturity date of the AerFunding revolving credit facility is June 9, 2018.

Cash Reserve.    AerFunding is required to maintain up to 5.0% of the outstanding principal amount in reserve for the benefit of the lenders. Amounts held in reserve for the benefit of the lenders are available to the extent that there are insufficient funds to pay required expenses, hedge payments or principal of or interest on the loans on any payment date. The amounts on reserve are funded from collections over time.

Collateral.    Borrowings under the AerFunding revolving credit facility are secured by, among other things, security interests in and pledges or assignments of equity ownership and beneficial interests in all of the subsidiaries of AerFunding, as well as by AerFunding’s interests in the leases of its assets.

Certain Covenants.    The AerFunding revolving credit facility contains covenants that, among other things, restrict, subject to certain exceptions, the ability of AerFunding and its subsidiaries to:

•                  sell assets;

•                  incur additional indebtedness;

•                  create liens on assets, including assets financed with proceeds from the AerFunding revolving credit facility;

•                  make investments, loans, guarantees or advances;

•                  declare any dividends or other asset distributions other than to distribute funds paid to us out of the flow of funds under the AerFunding revolving credit facility;

•                  make certain acquisitions;

•                  engage in mergers or consolidations;

•                  change the business conducted by the borrowers and their respective subsidiaries;

•                  make specified capital expenditures, other than those related to the purchase, maintenance or conversion of assets financed with proceeds from the AerFunding revolving credit facility;

•                  own, operate or lease assets financed with proceeds from the AerFunding revolving credit facility; and

•                  enter into a securitization transaction involving assets financed with proceeds from the AerFunding revolving credit facility unless certain conditions are met.

A detailed summary of the principal terms of our indebtedness can be found in our 2012 Annual Report on Form 20-F filed with the SEC on March 13, 2013. There have been no material changes, except for the AerFunding revolving credit facility as described above, to our indebtedness since the filing of our 2012 Annual Report on Form 20-F.

11. Equity

Movements in equity during the periods presented were as follows:

	Nine Months ended September 30, 2012
	AerCap Holdings N.V. shareholders’ Equity	Non-controlling interest	Total equity
Beginning of period	$2,277,236	$6,081	$2,283,317
Net income (loss) for the period	152,502	(3,142)	149,360
Share-based compensation	5,210	—	5,210
Net change in fair value of derivatives, net of $345 tax	(2,414)	—	(2,414)
Purchase of treasury stock	(217,414)	—	(217,414)
End of the period	$2,215,120	$2,939	$2,218,059

	Twelve Months ended December 31, 2012
	AerCap Holdings N.V. shareholders’ Equity	Non-controlling interest	Total equity
Beginning of the period	$2,277,236	$6,081	$2,283,317
Net income (loss) for the period	163,655	(5,213)	158,442
Share-based compensation	7,128	—	7,128
Purchase of treasury stock/share cancellation	(320,093)	—	(320,093)
Net change in fair value of derivatives, net of $1,913 tax	(1,360)	—	(1,360)
Net change in fair value of pension obligations, net of $1,057 tax	(4,528)	—	(4,528)
End of the period	$2,122,038	$868	$2,122,906

	Nine Months ended September 30, 2013
	AerCap Holdings N.V. shareholders’ Equity	Non-controlling interest	Total equity
Beginning of the period	$2,122,038	$868	$2,122,906
Net income for the period	226,787	2,755	229,542
Share-based compensation	5,200	—	5,200
Net change in fair value of derivatives, net of $(611) tax	4,277	—	4,277
End of the period	$2,358,302	$3,623	$2,361,925

12.  Share-based compensation

AerCap Holdings N.V. Equity Grants

During the nine months ended September 30, 2013, 294,002 AerCap Holdings N.V. restricted share units and 220,000 AerCap Holding N.V. restricted shares were granted under the NV Equity Plans, of which 139,920 AerCap Holdings N.V. restricted shares were issued with the remaining restricted shares being withheld and applied to pay the wage taxes involved. During the same period, 200,000 share options, which were previously granted under the NV Equity Plans, were exercised. In connection with the exercise of the share options, the Company issued, in full satisfaction of its obligations, 107,353 AerCap Holdings N.V. ordinary shares to the holder of these share options. During the same period, 200,000 restricted share units, which were previously granted under the NV Equity Plans, vested. In connection with the vesting of the restricted share units, the Company issued, in full satisfaction of its obligations, 109,834 AerCap Holdings N.V. ordinary shares to the holder of these restricted share units.

At September 30, 2013, there were 1,162,500 share options outstanding at an exercise price of $24.63 per share, 350,000 share options outstanding at an exercise price of $2.95 per share, 21,287 share options outstanding at an exercise price of $14.12 per share, 23,662 share options outstanding at an exercise price of $11.29 per share and 19,833 share options outstanding at an exercise price of $13.72 per share. At September 30, 2013, 1,512,500 outstanding options were vested and 64,782 options were subject to future vesting criteria. At September 30, 2013, 2,494,230 restricted share units and 139,920 restricted shares were outstanding and were all subject to future time and/or performance-based vesting criteria or restrictions, as applicable. Assuming that vesting criteria applicable to unvested share options and unvested restricted share units are met in the future, including performance criteria, that all restrictions will lapse and that no forfeitures occur, we expect to recognize share-based compensation charges related to NV Equity Grants of approximately $2.4 million during the remainder of 2013 and approximately $9.4 million, $5.5 million, $2.0 million and $0.5 million during the years 2014, 2015, 2016 and 2017 respectively. In the three months and nine months ended September 30, 2013 share-based compensation expenses were $2.4 million and $6.9 million respectively. As of September 30, 2013, there were also 299,754 share options outstanding with exercise prices between $15.51 and $26.34 per share (average $23.04 per share). These options resulted from the Genesis Transaction and were granted to certain former Genesis employees.

13.  Selling, general and administrative expenses

Selling, general and administrative expenses include the following expenses:

	Three Months	Three Months	Nine Months	Nine Months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2012	2013	2012	2013
Personnel expenses	$9,098	$14,051	$27,680	$34,796
Share-based compensation	1,814	2,394	5,210	6,914
Travel expenses	1,539	1,840	4,996	4,875
Professional services	5,037	2,162	11,701	11,582
Office expenses	973	958	2,461	2,442
Directors expenses	1,261	690	3,741	2,327
Aircraft management fee	527	—	1,535	(505)
Mark-to-market on derivative instruments and foreign currency results	90	(392)	(3,003)	91
Other expenses	1,945	1,695	6,009	5,139
	$22,284	$23,398	$60,330	$67,661

14.  Earnings per ordinary share

Basic earnings per share (EPS) is calculated by dividing net income by the weighted average of our ordinary shares outstanding. For the calculation of diluted EPS, net income attributable to common stockholders for basic EPS is adjusted by the effect of dilutive securities, including awards under our equity compensation plans. As disclosed in Note 12, there are 4.5 million share options and restricted shares outstanding as of September 30, 2013. The computations of basic and diluted earnings per ordinary share for the periods indicated below are shown in the following tables:

	Three Months	Three Months	Nine Months	Nine Months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2012	2013	2012	2013
Net income for the computation of basic earnings per share	$57,911	$83,648	$152,502	$226,787
Weighted average ordinary shares outstanding - basic	128,369,027	113,508,375	135,635,274	113,424,415
Basic earnings per ordinary share	$0.45	$0.74	$1.12	$2.00

	Three Months	Three Months	Nine Months	Nine Months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2012	2013	2012	2013
Net income for the computation of diluted earnings per share	$57,911	$83,648	$152,502	$226,787
Weighted average ordinary shares outstanding - diluted	129,257,732	114,921,601	136,513,268	114,751,946
Diluted earnings per ordinary share	$0.45	$0.73	$1.12	$1.98

15.  Segment information

Reportable Segments

We manage our business, analyze and report our results of operations on the basis of one business segment—leasing, financing, sales and management of commercial aircraft and engines.

16.  Commitments and contingencies

A detailed summary of our commitments and contingencies can be found in our 2012 Annual Report on Form 20-F filed with the SEC on March 13, 2013. There have been no material changes to our commitments and contingencies since the filing of those reports.

17.  Subsequent events

In October 2013, we closed a $180 million senior unsecured revolving and term loan facility. The five year unsecured facility comprises a three year revolving period followed by a two year term loan period.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP, and are presented in U.S. dollars.

Special Note About Forward Looking Statements

This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•                  the availability of capital to us and to our customers and changes in interest rates,

•                  the ability of our lessees and potential lessees to make operating lease payments to us,

•                  our ability to successfully negotiate aircraft purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft under defaulted leases, and to control costs and expenses,

•                  decreases in the overall demand for commercial aircraft leasing and aircraft management services,

•                  the economic condition of the global airline and cargo industry,

•                  competitive pressures within the industry,

•                  the negotiation of aircraft management services contracts,

•                  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes, and

•                  the risks set forth in “Item 3. Key Information—Risk Factors” included in our 2012 Annual Report on Form  20-F, filed with the SEC on March 13, 2013.

The words “believe”, “may”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this report might not occur and are not guarantees of future performance.

Aircraft Portfolio

Our aircraft portfolio consists primarily of modern, technologically advanced and fuel-efficient narrowbody aircraft, with a particular focus on Airbus A320 family aircraft and Boeing 737-800 aircraft. As of September 30, 2013, we owned and consolidated 231 aircraft. In addition, we managed 73 aircraft, and AerDragon, a non-consolidated joint venture, owned another 23 aircraft. The weighted average age of our 231 owned and consolidated aircraft was 5.4 years as of September 30, 2013. We own one of the youngest aircraft fleets among aircraft leasing companies. We operate our aircraft business on a global basis and as of September 30, 2013, 228 out of our 231 owned aircraft were on lease to 73 commercial airline and cargo operator customers in 40 countries. The three aircraft off lease at September 30, 2013 are all subject to new lease agreements and expected to be back on lease in the fourth quarter of 2013.

The following table provides details regarding our aircraft portfolio by type of aircraft as of September 30, 2013:

			Managed
	Owned portfolio		portfolio and AerDragon aircraft	Number of	Number of aircraft under	Total number of
	Number of	Percentage of total	Number of	aircraft on	purchase (sale)	owned, managed and
Aircraft type	aircraft owned	net Book Value	aircraft	order (1)	contract (2)	ordered aircraft
Airbus A300 Freighter	—	0.0%	1	—	—	1
Airbus A319	24	7.6%	6	—	—	30
Airbus A320	90	32.3%	30	2	—	122
Airbus A320 NEO	—	0.0%	—	—	5	5
Airbus A321	8	3.4%	14	—	—	22
Airbus A330	34	29.4%	5	3	(1)	41
Airbus A350	—	0.0%	—	9	—	9
Boeing 737 (Classics)	1	0.1%	11	—	—	12
Boeing 737 (NG)	63	24.1%	22	22	—	107
Boeing 747 Freighter	2	0.6%	—	—	—	2
Boeing 757	—	0.0%	2	—	—	2
Boeing 767	3	1.4%	2	—	—	5
Boeing 777	—	0.0%	2	—	—	2
Boeing 787	—	0.0%	—	6	—	6
CRJ-705	—	0.0%	1	—	—	1
CRJ-900	4	0.8%	—	—	—	4
ERJ170-100	2	0.3%	—	—	—	2
Total	231	100.0%	96	42	4	373

(1)         Includes five purchase rights as part of a Boeing order.

(2)         Includes five purchase and leaseback call options on A320 family NEO aircraft delivering in 2016.

Critical Accounting Policies

There have been no changes to our critical accounting policies from those disclosed in our 2012 Annual Report on Form 20-F filed with the SEC on March 13, 2013.

Comparative Results of Operations

	Nine Months ended September 30, 2012	Nine Months ended September 30, 2013
	(US dollars in thousands except share and per share amounts)
Revenues
Lease revenue	$763,751	$714,614
Net gain on sale of assets	1,035	32,240
Management fee revenue	12,396	15,564
Interest revenue	1,351	4,161
Other revenue	1,764	5,653
Total Revenues	780,297	772,232
Expenses
Depreciation	275,479	248,999
Asset impairment	7,399	11,854
Interest on debt	223,718	169,342
Operating lease-in costs	4,494	550
Leasing expenses	59,657	30,775
Selling, general and administrative expenses	60,330	67,661
Total Expenses	631,077	529,181
Income from continuing operations before income taxes and income of investments accounted for under the equity method	149,220	243,051
Provision for income taxes	(8,229)	(20,659)
Net income of investments accounted for under the equity method	8,369	7,150
Net income	$149,360	$229,542
Net loss (income) attributable to non-controlling interest	3,142	(2,755)
Net income attributable to AerCap Holdings N.V.	$152,502	$226,787

Nine Months ended September 30, 2013 compared to Nine Months ended September 30, 2012

Revenues. The principal categories of our revenue and their variances were:

	Nine months	Nine months
	ended	ended
	September 30,	September 30,	Increase/	Percentage
	2012	2013	(decrease)	difference
	(US dollars in millions)
Lease revenue:
- Basic rents	$709.6	$666.7	$(42.9)	(6.0)%
- Maintenance rents and other receipts	54.2	47.9	(6.3)	(11.6)%
Net gain on sale of assets	1.0	32.2	31.2	3120.0%
Management fee revenue	12.4	15.6	3.2	25.8%
Interest revenue	1.3	4.1	2.8	215.4%
Other revenue	1.8	5.7	3.9	216.7%
Total	$780.3	$772.2	$(8.1)	(1.0)%

Basic rents decreased by $42.9 million, or 6.0%, to $666.7 million in the nine months ended September 30, 2013 from $709.6 million in the nine months ended September 30, 2012. The decrease in basic rents was attributable primarily to:

•                  the sale of 72 aircraft between January 1, 2012 and September 30, 2013 with an aggregate net book value of $1.9 billion at the date of sale (including 50 aircraft sold as part of the ALS Transaction) which was partially offset by the acquisition, during such period, of 52 aircraft for lease with an aggregate net book value of $2.7 billion at the date of acquisition. The sale of older aircraft with higher lease rate factor and timing of sales and purchases resulted in a $29.9 million decrease in basic rents in the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012; and

•                  a decrease in basic rents of $12.0 million in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 due to re-leases at lower rates following their scheduled lease expiration coupled with aircraft that were off-lease and therefore not producing rents and being transitioned between lessees. When aircraft come off-lease following their scheduled lease expiration, the contracted lease rates of their new leases tend to be lower than their previous lease rates as the aircraft are older and older aircraft have lower lease rates than newer aircraft.

Maintenance rents and other receipts decreased by $6.3 million, or 11.6%, to $47.9 million in the nine months ended September 30, 2013 from $54.2 million in the nine months ended September 30, 2012. The decrease was primarily attributable to:

•                  a decrease of $18.6 million in maintenance revenue and other receipts from airline defaults in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 due to fewer airline defaults in the nine months ended September 30, 2013.

partially offset by

•                  an increase of $12.3 million in regular maintenance rents relating primarily to the redelivery of two older Boeing 737 aircraft and one older Boeing 747 freighter in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012.

Net gain on sale of assets increased by $31.2 million to $32.2 million in the nine months ended September 30, 2013 from $1.0 million in the nine months ended September 30, 2012. In the nine months ended September 30, 2013, we sold nine Boeing 737 aircraft (including eight aircraft sold as part of the Guggenheim Transaction), two A330 aircraft, one MD-11 aircraft and one Boeing 737 (both of which were included in net investment in direct finance leases), whereas in the nine months ended September 30, 2012, we sold two Boeing 757 aircraft, two A320 aircraft and three A330 aircraft.

Management fee revenue increased by $3.2 million, or 25.8%, to $15.6 million in the nine months ended September 30, 2013 from $12.4 million in the nine months ended September 30, 2012. The increase was mainly attributable to the additional management fee revenue in 2013 as a result of the ALS Transaction, which closed at the end of 2012.

Interest revenue increased by $2.8 million, or 215.4%, to $4.1 million in the nine months ended September 30, 2013 from $1.3 million in the nine months ended September 30, 2012. The increase was mainly attributable to interest accrued on the ALS Note Receivable.

Other revenue increased by $3.9 million, or 216.7%, to $5.7 million in the nine months ended September 30, 2013 from $1.8 million in the nine months ended September 30, 2012. Other revenue in both periods related primarily to the cash recovery of bankruptcy claims against previous lessees, guarantee fees and other non-recurring payments.

Depreciation.  Depreciation decreased by $26.5 million, or 9.6%, to $249.0 million in the nine months ended September 30, 2013 from $275.5 million in the nine months ended September 30, 2012. The decrease was primarily the result of sales of older aircraft with higher depreciation rate factor which was partially offset by timing of sales and the purchases of new aircraft between January 1, 2012 and September 30, 2013.

Asset impairment.  In the nine months ended September 30, 2013, we recognized an aggregated impairment charge of $11.9 million. The impairment charge recognized in the nine months ended September 30, 2013, primarily related to the redelivery of two older Boeing 737 aircraft and one older Boeing 747 freighter aircraft, was triggered by the release of $9.9 million maintenance reserves and $11.0 million end of lease maintenance payment upon redelivery. Both amounts were recognized as lease revenue under maintenance rents and other receipts.

Interest on Debt.  Our interest on debt decreased by $54.4 million, or 24.3%, to $169.3 million in the nine months ended September 30, 2013 from $223.7 million in the nine months ended September 30, 2012. The majority of the decrease in interest on debt was caused by:

•                  a $23.9 million decrease in the non-cash recognition of mark-to-market charges on derivatives to a $9.5 million income in the nine months ended September 30, 2013 from a $14.4 million charge in the nine months ended September 30, 2012; and

•                  a $18.4 million decrease in non-recurring charges from the early repayment of secured loans to $6.1 million in the nine months ended September 30, 2013 from $24.5 million in the nine months ended September 30, 2012; and

•                  a decrease in average outstanding debt balance to $5.9 billion in the nine months ended September 30, 2013 from $6.1 billion primarily due to aircraft sales and regular debt repayments in the nine months ended September 30, 2012, resulting in a $6.8 million decrease in our interest on debt; and

•                  a decrease in our average cost of debt, excluding the effect of mark-to-market movements and the non-recurring charges from the early repayment of secured loans, to 3.9% in the nine months ended September 30, 2013 from 4.0% in the nine months ended September 30, 2012. The decrease in our average cost of debt resulted in a $3.8 million decrease in our interest on debt.

Other Operating Expenses.  Our other operating expenses decreased by $32.8 million, or 51.1%, to $31.4 million in the nine months ended September 30, 2013 from $64.2 million in the nine months ended September 30, 2012.

The principal categories of our other operating expenses and their variances were as follows:

	Nine months	Nine months
	ended	ended
	September 30,	September 30,	Increase/	Percentage
	2012	2013	(decrease)	difference
	(US dollars in millions)
Operating lease-in costs	$4.5	$0.6	$(3.9)	(86.7)%
Leasing expenses	59.7	30.8	(28.9)	(48.4)%
Total	$64.2	$31.4	$(32.8)	(51.1)%

Our operating lease-in costs decreased by $3.9 million, or 86.7%, to $0.6 million in the nine months ended September 30, 2013 from $4.5 million in the nine months ended September 30, 2012. The decrease is primarily due to the expiration of four of our lease-in, lease-out transactions in 2012 and 2013.

Our leasing expenses decreased by $28.9 million, or 48.4%, to $30.8 million in the nine months ended September 30, 2013 from $59.7 million in the nine months ended September 30, 2012. The decrease is primarily due to a decrease of $34.8 million in expenses relating to airline defaults and restructurings. We recognized expenses of $3.3 million relating to airline defaults and restructurings in the nine months ended September 30, 2013, which primarily related to defaults and restructurings that occurred in 2012. In the nine months ended September 30, 2012, we recognized expenses of $38.1 million relating to airline defaults and restructurings. Normal transition costs, lessor maintenance contributions and other leasing expenses increased by $5.9 million in the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012.

Selling, General and Administrative Expenses.  Our selling, general and administrative expenses increased by $7.4 million, or 12.3%, to $67.7 million in the nine months ended September 30, 2013 from $60.3 million in the nine months ended September 30, 2012. The increase was primarily caused by an $8.8 million increase in personnel expenses.

Income From Continuing Operations Before Income Taxes and Income of Investments Accounted for Under the Equity Method.  For the reasons explained above, our income from continuing operations before income taxes and income of investments accounted for under the equity method increased by $93.9 million, or 62.9%, to $243.1 million in the nine months ended September 30, 2013 from $149.2 million in the nine months ended September 30, 2012.

Provision for Income Taxes.  Our provision for income taxes increased by $12.5 million, or 152%, to a charge of $20.7 million in the nine months ended September 30, 2013. Our effective tax rate was 8.5% for the nine months ended September 30, 2013 and was 5.5% for the nine months ended September 30, 2012. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions. The 2012 tax rate was reduced by the loss from the ALS transaction and non-recurring charges from repayment of certain secured loans.

Net income of Investments Accounted for Under the Equity Method.  Our net income of investments accounted for under the equity method decreased by $1.2 million, or 14.6% to $7.2 million in the nine months ended September 30, 2013 from $8.4 million in the nine months ended September 30, 2012.

Net Income.  For the reasons explained above, our net income increased by $80.1 million, or 53.6%, to $229.5 million in the nine months ended September 30, 2013 from $149.4 million in the nine months ended September 30, 2012.

Non-controlling interest, net of tax.  Net income attributable to non-controlling interest, net of tax was $2.8 million in the nine months ended September 30, 2013 compared to a net loss attributable to non-controlling interest, net of tax of $3.1 million in the nine months ended September 30, 2012, which was primarily caused by the higher income in our consolidated joint ventures.

Net Income attributable to AerCap Holdings N.V.  For the reasons explained above, our net income attributable to AerCap Holdings N.V. increased by $74.3 million, or 48.7%, to $226.8 million in the nine months ended September 30, 2013 from $152.5 million in the nine months ended September 30, 2012.

Liquidity and Access in Capital

Liquidity and Capital Resources

Our cash balance at September 30, 2013 was $593.3 million, including restricted cash of $275.2 million, and our operating cash flow was $494.3 million for the nine months ended September 30, 2013. We currently generate significant cash flows from our aircraft leasing business; however, since a significant portion of our owned aircraft are held through restricted cash entities, such as ALS II and GFL and since a significant portion of our capital requirements are outside our restricted cash entities, our management analyzes our cash flow at both consolidated and unconsolidated levels to make sure that we have sufficient cash flows available to finance our capital needs in our restricted cash entities and outside our restricted cash entities. Our unused lines of credit at September 30, 2013 were approximately $0.7 billion, including $70 million under our unsecured revolving credit facility and $443 million under our AerFunding revolving credit facility. Our debt balance at September 30, 2013 was $6.2 billion and the average interest rate on our debt, excluding the effect of mark-to-market movements on our interest rate caps during the nine months ended September 30, 2013, was 3.9%. Our debt to equity ratio was 2.6 to 1 as of September 30, 2013.

Aircraft leasing is a capital intensive business and we have significant capital requirements. These commitments might include requirements to make pre-delivery payments, in addition to the requirement to pay the balance of the purchase price for aircraft on delivery. As of September 30, 2013, we had 42 new aircraft on order, which included three A330 purchase and leaseback aircraft, two A320 aircraft, 22 Boeing 737 aircraft including five purchase rights as part of a Boeing order), nine A350 aircraft and six Boeing 787 aircraft as part of the LATAM purchase and leaseback transaction. In addition, we had a call option on five A320NEO purchase and leaseback aircraft. As a result, we will need to raise additional funds through a combination of accessing committed debt facilities and securing additional financing for pre-delivery and final delivery payment obligations and from other sources of capital if needed.

In the longer term, we expect to fund the growth of our business, including the acquisition of aircraft, through internally generated cash flows, the incurrence of new bank debt, the refinancing of existing bank debt and other capital raising initiatives.

Cash Flows

The following table presents our consolidated cash flows for the nine months ended September 30, 2012 and 2013:

	Nine Months ended September 30, 2012	Nine Months ended September 30, 2013
	(US dollars in millions)

Net cash flow provided by operating activities	$512.3	$494.3
Net cash flow used in investing activities	(452.8)	(1,138.2)
Net cash flow provided by financing activities	(159.0)	441.7

Nine Months ended September 30, 2013 compared to Nine Months ended September 30, 2012.

Cash flows provided by operating activities. Our cash flow provided by operating activities decreased by $18.0 million, or 3.5%, to $494.3 million for the nine months ended September 30, 2013 from $512.3 million for the nine months ended September 30, 2012, primarily due to the sale of older aircraft, partially offset by the acquisition of mainly new aircraft and the timing of payments of certain operating expenses in the nine months ended September 30, 2012.

Cash flows used in investing activities. Our cash flow used in investing activities increased by $685.4 million, or 151.4%, to $1,138.2 million for the nine months ended September 30, 2013 from $452.8 million for the nine months ended September 30, 2012.

The increased use of cash was primarily due to an increase of $998.7 million in aircraft purchase activity and an increase of $13.2 million in capital contributions and repayments, relating to non-consolidated joint ventures, which was partially offset by an increase in cash flow of $248.9 million from asset sale proceeds and an increase of $77.6 million due to the movement of our restricted cash balances relating mostly to refinancings.

Cash flows provided by financing activities. Our cash flow provided by financing activities increased by $600.7 million, or 377.8%, to $441.7 million for the nine months ended September 30, 2013 from $(159.0) million for the nine months ended September 30, 2012. This increase in cash flows provided by financing activities was due to an increase of $410.7 million in new financing proceeds, net of repayments and debt issuance costs, a $217.4 million decrease in use of cash for share repurchases, partially offset by a decrease of $27.4 million of net receipts of maintenance and security deposits.

Indebtedness

As of September 30, 2013, our outstanding indebtedness totaled $6.2 billion and primarily consisted of export credit facilities, commercial bank debt, revolving credit debt, securitization debt, senior unsecured notes and capital lease structures.

The following table provides a summary of our indebtedness at September 30, 2013:

Debt Obligation	Collateral	Commitment	Outstanding	Undrawn amounts	Maturity
	(US dollars in thousands)
ECA-guaranteed financings	46 aircraft	$1,547,683	$1,547,683	$—	2024
ALS II debt	30 aircraft	480,951	480,951	—	2038
AerFunding revolving credit facility	29 aircraft	1,300,000	857,373	442,627	2018
Genesis securitization debt	37 aircraft	474,094	474,094	—	2032
TUI portfolio acquisition facility	11 aircraft	170,156	170,156	—	2015
SkyFunding I and II facilities	20 aircraft	635,744	603,744	32,000	2023
Senior unsecured notes due 2017		300,000	300,000	—	2017
Unsecured revolving credit facility		290,000	220,000	70,000	2015
Subordinated debt joint ventures partners		64,280	64,280	—	2022
Other debt	56 aircraft & 7 engines	1,688,862	1,513,268	175,594	2023
		$6,951,770	$6,231,549	$720,221

A detailed summary of the principal terms of our indebtedness can be found in our 2012 Annual Report on Form 20-F filed with the SEC on March 13, 2013 and Note 10.

Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase aircraft and rent payments pursuant to our office leases. We intend to fund our contractual obligations through our lines of credit, existing cash and other borrowings as well as internally generated cash flows. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.

The following table sets forth our contractual obligations and their maturity dates as of September 30, 2013:

	2013 10/01/2013 - 12/31/2013	2014	2015	2016	Thereafter
	(US dollars in thousands)
Debt (1)	$462,108	$911,781	$1,174,901	$804,844	$3,536,110
Purchase obligations (2)	184,222	697,945	307,055	747,386	947,291
Operating leases (3)	424	2,031	2,028	1,613	1,965
Derivative obligations	1,535	5,824	3,168	1,093	—
Total	$648,289	$1,617,581	$1,487,152	$1,554,936	$4,485,366

(1)                                 Includes estimated interest payments based on one-month LIBOR of 0.18% and three-month LIBOR of 0.25% as of September 30, 2013

(2)                                 Includes three A330 wide-body aircraft, two Airbus A320 family aircraft, 17 Boeing 737 aircraft on order and 15 LATAM purchase and leaseback aircraft.

(3)                                 Represents contractual payments on our office and facility leases in Amsterdam, The Netherlands, Fort Lauderdale, Florida, New York, New York, Shannon, Ireland, Singapore, Shanghai, China and Abu Dhabi.

The table below provides information as of September 30, 2013 regarding our debt obligations and estimated interest obligations based on one-month LIBOR of 0.18% and three-month LIBOR of 0.25% as of September 30, 2013, per facility type:

	2013 10/01/2013 - 12/31/2013	2014	2015	2016	Thereafter
	(US dollars in thousands)
Pre-delivery payment facilities (1)	$14,952	$725	$25,108	$—	$—
Debt facilities with non-scheduled amortization	87,309	293,427	358,351	293,493	988,725
Other facilities	359,847	617,629	791,442	511,351	2,547,385
Total	$462,108	$911,781	$1,174,901	$804,844	$3,536,110

(1)         Repayment of debt owed on pre-delivery payment facilities is essentially offset by proceeds received from aircraft purchase debt facilities.

Capital Expenditures

The table below sets forth our expected capital expenditures for future periods indicated based on contracted commitments as of September 30, 2013:

	2013 10/01/2013 - 12/31/2013	2014	2015	2016	Thereafter
	(US dollars in thousands)
Capital expenditures	$151,246	$567,775	$281,021	$747,386	$947,291
Pre-delivery payments	32,976	130,170	26,034	—	—
Total	$184,222	$697,945	$307,055	$747,386	$947,291

In the three months remaining in 2013 and subsequent years, we have committed to make capital expenditures related to three A330 aircraft, two A320 aircraft, 17 Boeing 737 aircraft, nine A350 aircraft and six Boeing 787 aircraft. As we implement our growth strategy, currently focused on the mid- to long-term, and expand our aircraft portfolio, we expect our capital expenditures to increase in the future. We anticipate that we will fund these capital expenditures through internally generated cash flows, draw downs on our committed revolving credit facilities and the incurrence of bank debt, and other debt and equity issuances.

Off-Balance Sheet Arrangements

We continue to have an economic interest in AerCo. This interest is not assigned any value on our balance sheet because we do not expect to realize any value for our investment. We also have other investments in companies or ventures in the airline industry which we obtain primarily through restructurings in our leasing business. The value of these investments is immaterial to our financial position.

We have entered into three joint ventures, AerDragon, in which we have a 20.3% equity interest, ACSAL, in which we have a 20% equity interest and AerLift, in which we have a 40% equity interest, which do not qualify for consolidated accounting treatment. The assets and liabilities of these joint ventures are off our balance sheet and we only record our net investment under the equity method of accounting.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is interest rate risk associated with short and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, we enter into forward exchange derivatives.

The following discussion should be read in conjunction with our audited consolidated financial statements included in our 2012 Annual Report on Form 20-F filed with the SEC on March 13, 2013, which provide further information on our derivative instruments.

Interest Rate Risk

The rentals we receive under our leases are based on fixed and variable interest rates. We fund our operations with a mixture of fixed and floating rate debt and finance lease obligations. An interest rate exposure arises to the extent that the mix of these obligations is not matched with our assets. This exposure is primarily managed through the use of interest rate caps, fixing debt, interest rate swaps and interest rate floors using a cash flow based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.

Our fixed rate debt of $2.4 billion equals 38% of our total outstanding debt obligations, as of September 30, 2013.

Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. The caps amortize based on a number of factors, including the expiration dates of the leases under which our lessees are contracted to make fixed rate rental payments and the three- or six-month LIBOR reset dates under our floating rate leases. Under our interest rate floors, we pay for the difference when the LIBOR rate, reset monthly or quarterly on an actual/360 adjusted basis, falls below the strike rate of the relevant floor.

The table below provides information as of September 30, 2013 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate caps, swaps and floors. The table presents the average notional amounts and weighted average strike rates relating the interest rate caps, swaps and floors for the specified year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the applicable date.

	2013	2014	2015	2016	2017	2018	Thereafter	Fair value
	(US dollars in millions)
Interest rate caps
Average notional amounts	$1,516	$1,661	$1,383	$1,101	$820	$557	$149	$29.3
Weighted average strike rate	2.36%	2.01%	1.99%	2.24%	2.57%	2.92%	2.53%

	2013	2014	2015	2016	2017	2018	Thereafter	Fair value
	(US dollars in millions)
Interest rate swaps
Average notional amounts	$423	$383	$311	$259	$—	$—	$—	$(6.5)
Weighted average strike rate	1.44%	1.37%	1.15%	1.09%	—	—	—

	2013	2014	2015	2016	2017	2018	Thereafter	Fair value
	(US dollars in millions)
Interest rate floors
Average notional amounts	$70	$45	$9	$—	$—	$—	$—	$(2.1)
Weighted average strike rate	3.00%	3.00%	3.00%	—	—	—	—

The variable benchmark interest rates associated with these instruments ranged from one to three-month LIBOR.

Our Board of Directors is responsible for reviewing and approving our overall interest rate management policies and transaction authority limits. Specific hedging contracts are approved by the treasury committee acting within the overall policies and limits. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to cash collateralize in the event of their downgrade by the rating agencies below a certain level. Our counterparties are subject to the prior approval of the treasury committee.

Foreign Currency Risk and Foreign Operations

Our functional currency is the U.S. dollar. As of September 30, 2013, all of our aircraft leases were payable in U.S. dollars. We incur Euro-denominated expenses in connection with our offices in The Netherlands and Ireland. For the nine months ended September 30, 2013, our aggregate expenses denominated in currencies other than the U.S. dollar, such as payroll and office costs and professional advisory costs, were $48.8 million in U.S. dollar equivalents and represented 72.1% of total selling, general and administrative expenses. We enter into foreign exchange contracts based on our projected exposure to foreign currency risks in order to protect ourselves from the effect of period over period exchange rate fluctuations. Mark-to-market gains or losses on such contracts are recorded as part of selling, general and administrative expenses since most of our non-U.S. denominated payments relate to such expenses. We do not believe that a change in foreign exchange rates will have material impact on our results of operations. However, the portion of our business conducted in foreign currencies could increase in the future, which could increase our exposure to losses arising from currency fluctuations.

PART II  OTHER INFORMATION

Legal Proceedings

There have been no material changes to the legal proceedings described in our 2012 Annual Report on Form 20-F, filed with the SEC on March 13, 2013.

Item 1. Risk Factors

There have been no material changes to the disclosure related to the risk factors described in our 2012 Annual Report on Form 20-F, filed with the SEC on March 13, 2013.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults upon Senior Securities

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.